Correspondence

AUSTRALIAN OIL & GAS CORPORATION Level 25 Tel: (+61 3) 9629 6100 500 Collins Street Fax: (+61 3) 9629 6278 Melbourne Victoria 3000 Australia Email: geoff.albers@bigpond.com

Our ref: 16488

August 30, 2007

Via Facsimile (202-772-9368)

Ryan Milne
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549

FOR COMMISSION USE ONLY

RE:    SEC Letter dated August 22, 2007

Re: Form 10-KSB for the fiscal year ended December 31, 2006

Filed March 30, 2007

File No. 000-26721

Dear Mr Milne

We refer to your letter of August 22, 2007 seeking further comments. Our responses follow, and are presented in the order found in your letter of August 22nd.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Note 2: Summary of Significant Accounting Policies, page F-7

Undeveloped mineral interests and oil and gas properties, page F-7

1.     We have deleted reference to proved properties and have revised our disclosures to discuss the impairment analysis performed to assess only unproved property interests.

Note 5: Related Party Transactions, page F-9

2.     We have expanded our disclosures in note 5 and in Item 12 on page 29 to discuss the interests held by Mr Albers in the registrant and Alpha and Nations before and after the purchase on April 12, 2006.

Ryan Milne U.S. Securities and Exchange Commission August 30, 2007

Note 9: Acquisition of Subsidiaries, page F-10

3.     We have revised our financial statements to account for and disclose the acquisitions based on the guidance in paragraphs D11 to D18 of SFAS 141. The acquisitions have been recorded using the carrying amounts of Alpha and Nations at the date of transfer and no extraordinary gain has been recognized.

4.     The business purpose of the acquisitions of Alpha and Nations was to acquire their interests held in the Browse Basin and in the Australian sector of the Timor Sea, respectively. The net assets acquired from the purchase of Alpha and Nations consisted of these permit interests, cash and current receivables. The carrying value of these permit interests in Alpha and Nations financial statements was nil and has been used in accounting for the common control transactions as discussed in your item 3. We have written off all of the previous property carrying values in Nations and Alpha to zero (in accordance with U.S. GAPP), on the grounds that the previous carrying values (in accordance with Australian accounting standards) had included capitalised exploration costs. There were no acquisition costs, only exploration costs, so the property values became zero when we adopted U.S. GAPP.

          We have amended our proposed filing and have provided marked copies by email and non-public correspondence through Edgar of the latest amendments upon our previous draft amended clean version to expedite our review.

Sincerely, /s/ E. Geoffrey Albers Chief Executive Officer and Chief Financial Officer Australian Oil & Gas Corporation